Exhibit 99.1

Contact:

Ramsey Hamadi, SEVP and Chief Financial Officer

336-369-0900

NEWBRIDGE BANCORP ANNOUNCES PROBLEM ASSET DISPOSITION PLAN SUCCESSFUL

AND ENTERS AGREEMENTS TO RAISE $56 MILLION OF CAPITAL

▪	Company announces $56 million capital raise

▪	Company reports third quarter loss of $32 million due to the acceleration of the disposition of problem assets under its previously announced plan; as a result of the loss, the Company records an $11 million impairment on its deferred tax asset

▪	Total problem (classified) assets decline $46 million for the quarter and $74 million year to date

▪	Nonperforming assets decline $21.0 million to $38.2 million, or 2.23% of assets, for the quarter

▪	Other real estate owned declines $14.0 million, or 57%, to $10.5 million for the quarter

▪	The allowance for credit losses increases $9.8 million to $35.0 million, or 126% of nonperforming loans from 73% the prior quarter

▪	Total risk based capital was 12.07% at quarter end and exceeded the 10.0% “well capitalized” minimum requirement

▪	Net interest margin averages 4.02% for the quarter and 4.11% year to date

▪	Cost of interest bearing deposits drops to 0.35% for the quarter

▪	Quarterly mortgage banking revenues increase 85% over same period a year ago

▪	Loans increase $6.1 million for the quarter despite the liquidation of $44.5 million of problem loans

▪	New commercial loan production climbs year to date to $178 million, increasing 59% from the prior year

GREENSBORO, N.C., November 1, 2012 – NewBridge Bancorp (NASDAQ: NBBC), parent of NewBridge Bank, today announced that it has accelerated its previously announced problem asset disposition plan (the “Plan”) and has entered into securities purchase agreements with select investors and insiders of the Company pursuant to which it expects to raise $56 million of convertible preferred equity. The Company also reported results for the three month and nine month periods ended September 30, 2012.  For the three months then ended, the Company reported a net loss $32.5 million compared to net income of $1.1 million for the quarter ended September 30, 2011. After dividends and accretion on preferred stock, the Company reported net loss to common shareholders of $2.12 per diluted share. The results for the quarter included one-time items of an $11 million valuation allowance against the Company’s deferred tax asset and $1.9 million of expense to write down facilities and other assets. For the nine months ended September 30, 2012, the Company reported a net loss of $30.0 million compared to net income of $3.2 million for the same period a year ago. The prior year nine month period benefitted from a one-time gain of $2.0 million on the sale of investment securities.

The Company’s financial results were affected by its previously disclosed Plan to accelerate the disposition of problem assets. The Plan objective was to reduce classified assets by $71 million from $149.0 million as measured at March 31, 2012. As of September 30, 2012, the Company had substantially completed this objective. Classified assets declined $46 million during the quarter, totaling $85.0 million at September 30, 2012. Management estimates the Company will exceed the Plan objective by year end. This increase in credit costs is partially reflected through the reduction in problem assets under the Plan, as well as in the higher allowance for credit loss levels. The allowance for credit losses increased $9.8 million in the third quarter to $35.0 million and as a percentage of nonperforming loans from 73% to 126%. The increase in reserves was also attributed to higher general reserve levels principally for homogenous residential and home equity loans resulting from management’s review of these portfolios and the subsequent identification of pools of high risk performing loans.

On November 1, 2012, the Company entered into securities purchase agreements with select investors and insiders pursuant to which it expects to raise $56 million of equity, subject to receipt of customary regulatory approvals and determinations. The capital raise will be executed through a private placement of two series of mandatorily convertible preferred stock at a price of $4.40 per share. The two series of preferred stock will automatically convert into shares of NBBC voting and nonvoting, respectively, common stock in the first quarter of 2013 after the Company has received shareholder approval at a Special Meeting of Shareholders expected to be held in the first quarter of 2013.

Pressley A. Ridgill, President and Chief Executive Officer of NewBridge Bancorp, commented: “I am pleased to share the news of our capital raise and to report the positive results from the problem asset disposition plan. Although the implementation of the Plan resulted in what we anticipate will be a temporary impairment of our deferred tax asset, we believe the resolution of our problem assets fortifies our balance sheet and will immediately result in stronger earnings and positions the Company for improved profitability in the coming years. In addition, the new capital enhances the Company’s ability to address the $52 million preferred equity held by the U.S. Treasury through the Troubled Asset Relief Program (TARP).”

Mr. Ridgill continued, “Our third quarter operating results remain strong but also reflect some of the challenges we face in this operating environment. The Company’s net interest margin declined for the second consecutive quarter on the purging of high risk and high yield loans as well as the ordinary repricing of loans and investments in the low rate environment; liability cost declined but is increasingly limited in its future benefit; personnel expense climbed as the Company expanded its investment in loan production professionals in Charlotte and Raleigh, and certain assets were written down as the Company plans for efficiency improvement over the coming year. The low rate environment and flattening yield curve present unique challenges to our industry. As always, we will meet these challenges thoughtfully by investing in people, reducing costs and planning for disciplined growth.”

Net interest income

Net interest income declined $944,000, or 5.7%, to $15.7 million for the quarter compared to $16.6 million a year ago. Year to date net interest income declined 4.7%, or $2.4 million, to $48.2 million. The Company’s net interest margin declined to 4.02% for the quarter compared to 4.20% for the same period last year. The net interest margin for the nine month period ending September 30, 2012 was 4.11%, down from 4.21% for the first nine months of last year. For the nine month period, the average balance of loans declined $111.9 million from the prior year’s nine month average, and the average yield on loans declined 24 basis points to 4.95%, resulting in a $6.5 million year to date reduction in interest income from loans. This decline was partially offset by lower interest expense on interest bearing liabilities, which fell by $3.7 million primarily due to a decline in deposit rates, and a higher balance of investment securities, which increased $81 million over the prior year. Interest income on investments increased 3.9% for the year, or $398,000. Yield on the investment portfolio for the three months ending September 30, 2012 declined 92 basis points to 3.44% from 4.36% for the same period a year ago.

The sustained low interest rate environment continues to impact loan yields. The annualized average yield on loans decreased to 4.81% for the three months ended September 30, 2012 compared to 5.18% for the three months ended September 30, 2011. The continuing implementation of the Plan adversely impacted loan yields in two ways: the impairment of performing loans reversed previously accrued interest in prior periods, and the $35.6 million of accruing loans disposed of in the September quarter had a 6.2% average yield, whereas new loans added during the quarter had an average yield of 4.2%.

Balance Sheet

Total assets decreased $34.5 million during the third quarter and $20.7 million for the year to $1.71 billion at September 30, 2012. Loans held for investment increased $6.1 million for the quarter, but declined $31.3 million for the year. Under the Plan, approximately $35.6 million of loans were sold or paid out, and $4.5 million were moved to other real estate owned (“OREO”). During the quarter, $19.1 million of net chargeoffs were recorded. Separately, $25.9 million of loans were purchased, and internal loan growth was $12.5 million during the quarter. During the past nine months, the Company has been actively building its commercial and private banking sales teams in the largest metropolitan areas of North Carolina, including the Piedmont Triad, Wilmington, Raleigh and Charlotte markets. Commercial loan production totaled $178 million for the year to date, an increase of 59% from the prior year period. Cash and cash equivalents decreased $19.2 million for the quarter and $11.3 million for the nine months. Investment securities decreased $1.6 million for the quarter to $387.4 million but have increased $49.6 million since the beginning of the year.

Total deposits declined $59.5 million to $1.39 billion at quarter end. Core deposits, excluding time deposits, declined $33.1 million to $1.01 billion. This decline in core deposits resulted from changes in fee structures targeted at simplifying product offerings and growing fee income and from lower rates being offered to certain deposit customers. The weighted average rate on core deposits declined from 0.26% at June 30, 2012 to 0.17% at September 30, 2012. Time deposit balances decreased $26.3 million during the quarter. For the quarter, the weighted average cost of time deposits declined from 0.62% to 0.55%.

Shareholders’ equity decreased $30.2 million during the quarter due primarily to credit related costs of approximately $40 million and the $11 million partial impairment of the Company’s deferred tax asset. Comprehensive income increased $2.9 million. Tangible book value declined $1.92 to $5.35.

Noninterest Income

Operating noninterest income, which excludes gains and losses on sales of securities and OREO, totaled $4.2 million for the third quarter of 2012 compared to $4.1 million for the third quarter of 2011. Mortgage revenues increased $337,000, or 85%, to $732,000 for the quarter. The growth in mortgage revenue was partially offset by lower retail banking revenue and a $57,000 decline in wealth management services revenue. While top line wealth management fee income declined, overall year to date profitability increased by $379,000 over 2011. For the respective nine month periods, operating noninterest income totaled $12.2 million and $14.1 million.

Losses on sales and writedowns of OREO totaled $10.6 million for the quarter and $14.6 million for the year to date compared to $799,000 and $3.9 million for the same periods in 2011.

Securities gains totaled $3,000 during the nine months ended September 30, 2012, compared to $2.0 million in gains during the nine months ended September 30, 2011.

Noninterest Expense

Noninterest expense increased $1.7 million from the prior year quarter to $16.5 million, and included $1.9 million of one-time occupancy and other noninterest expense that related to future planned efficiency initiatives. Personnel expense was $344,000 below the prior year level despite the addition of 11 commercial and private bankers during the current year to staff expansion of Raleigh and Charlotte operations.

Asset Quality

Total classified loans decreased 30%, or $32 million, during the quarter. Total classified loans crested later than many of the Company’s other credit metrics, rising until the third quarter of 2010. Since then, classified loans have declined 56%, or $93 million. As a percentage of the Bank’s tier one capital plus reserves, classified assets declined to 48% from 78% at December 31, 2011 and 93% at September 30, 2010. Nonperforming loans declined 20.1%, or $7.0 million, during the quarter. Nonperforming loans peaked at June 30, 2009 at $64.1 million. Since then, they have declined 56.8%, or $36.4 million. Nonperforming loans represent 2.37% of total loans held for investment. OREO decreased $14.0 million during the quarter to $10.5 million at September 30, 2012, primarily resulting from additional writedowns to estimated liquidation values, which is 43% of the previous carrying value of the properties.

Including OREO, total nonperforming assets decreased $21.0 million to $38.2 million, or 2.23% of total assets, at September 30, 2012. For the third quarter, troubled debt restructured loans totaled $10.9 million of the $27.7 million of nonperforming loans. Accruing restructured loans totaled $4.8 million, and nonaccruing restructured loans totaled $6.1 million.

The allowance for credit losses totaled $35.0 million at September 30, 2012, or 3.00% of loans held for investment. The Company’s allowance for credit losses as a percentage of nonperforming loans totaled 126% at September 30, 2012, compared to 73% at June 30, 2012 and 71% at December 31, 2011. The allowance consists of general reserves (93.4%) and specific reserves (6.6%). The confirmed losses from the Company’s nonperforming loans have been previously recognized through chargeoffs. Consequently, the Company’s allowance for credit losses is generally applicable to inherent losses within the Company’s watch list and other performing loans portfolio. Since the current adverse credit cycle began in 2007, the Company has charged off $183.8 million of loans and OREO, or 11.3% of our highest/peak level of loan balances of $1.627 billion at September 30, 2008. The annualized average quarterly net loss percentages over this 23 quarter period for commercial loans, mortgage loans, credit reserves and home equity lines, retail loans and credit cards were 2.16%, 0.77%, 1.67%, 1.91% and 1.44%, respectively.

The Bank is well within the regulatory commercial real estate high concentration guidelines in land acquisition, development and construction (the “AD&C portfolio”) loans, as well as total commercial real estate loans. At September 30, 2012, the Bank’s concentration levels were 39.61% and 178.96%, respectively, of total regulatory capital, which compares favorably to the interagency regulatory guidance maximum concentrations of 100% and 300%, respectively. The AD&C portfolio totaled $63 million at September 30, 2012, including $23 million of speculative residential construction and residential acquisition and development. This portfolio is largely graded as classified loans.

Outlook

Mr. Ridgill stated that “as previously discussed, we believe that our decision to accelerate the resolution of our remaining problem assets will result in earnings largely unencumbered by credit costs beginning in the fourth quarter of 2012. We believe there will be continued pressure on the margin in coming quarters, although we believe this will be largely offset by a recently implemented deposit account revenue enhancement strategy, further cost reductions and modest growth in earning assets.”

About NewBridge Bancorp

NewBridge Bancorp is the parent company of NewBridge Bank, a full service state chartered community bank headquartered in Greensboro, North Carolina. The stock of NewBridge Bancorp trades on the Nasdaq Global Select Market under the symbol of “NBBC”.

As one of the largest community banks in the state, NewBridge Bank serves small to midsize businesses, professionals and consumers with a comprehensive array of financial services including retail and commercial banking, private banking, wealth management and mortgage banking. NewBridge Bank has assets of approximately $1.7 billion with 30 banking offices in North Carolina.

Disclosures About Forward Looking Statements

The discussions included in this document and its exhibits may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. For the purposes of these discussions, any statements that are not statements of historical fact may be deemed to be forward looking statements. Such statements are often characterized by the use of qualifying words such as “expects,” “anticipates,” “believes,” “estimates,” “plans,” “projects,” or other statements concerning opinions or judgments of NewBridge and its management about future events. The accuracy of such forward looking statements could be affected by factors including, but not limited to, successful completion of the capital raise described above, receipt of customary regulatory approvals and determinations referenced above, receipt of the shareholder approval referenced above, the financial success or changing conditions or strategies of NewBridge Bancorp’s clients or vendors, fluctuations in interest rates, actions of government regulators, the availability of capital and personnel or general economic conditions. Additional factors that could cause actual results to differ materially from those anticipated by forward looking statements are discussed in NewBridge’s filings with the Securities and Exchange Commission, including without limitation its annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. NewBridge undertakes no obligation to revise or update these statements following the date of this press release.

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FINANCIAL SUMMARY

	Three Months Ended September 30, 2012			Three Months Ended September 30, 2011
	Average	Interest Income/	Average Yield/	Average	Interest Income/	Average Yield/
	Balance	Expense	Rate	Balance	Expense	Rate
(Fully taxable equivalent basis, dollars in thousands)
Earning Assets
Loans receivable	$1,165,080	$14,084	4.81%	$1,234,861	$16,121	5.18%
Investment securities	385,750	3,340	3.44%	312,356	3,430	4.36%
Other earning assets	10,430	10	0.38%	32,709	20	0.24%
Total Earning Assets	1,561,260	17,434	4.44%	1,579,926	19,571	4.91%
Non-Earning Assets	153,353			138,492
Total Assets	$1,714,613	17,434		$1,718,418	19,571

Interest-Bearing Liabilities
Deposits	$1,226,510	1,088	0.35%	$1,254,513	2,252	0.71%
Borrowings	109,185	575	2.10%	117,535	604	2.04%
Total Interest-Bearing Liabilities	1,335,695	1,663	0.50%	1,372,048	2,856	0.83%
Noninterest-bearing deposits	189,979			163,440
Other liabilities	18,442			17,849
Shareholders' equity	170,497			165,081
Total Liabilities and
Shareholders' Equity	$1,714,613	1,663		$1,718,418	2,856
Net Interest Income		$15,771			$16,715
Net Interest Margin			4.02%			4.20%
Interest Rate Spread			3.94%			4.08%

	Nine Months Ended September 30, 2012			Nine Months Ended September 30, 2011
	Average	Interest Income/	Average Yield/	Average	Interest Income/	Average Yield/
	Balance	Expense	Rate	Balance	Expense	Rate
(Fully taxable equivalent basis, dollars in thousands)
Earning Assets
Loans receivable	$1,177,334	$43,587	4.95%	$1,289,198	$50,052	5.19%
Investment securities	382,365	10,846	3.79%	301,537	10,443	4.63%
Other earning assets	15,462	30	0.26%	24,359	44	0.24%
Total Earning Assets	1,575,161	54,463	4.62%	1,615,094	60,539	5.01%
Non-Earning Assets	156,290			144,431
Total Assets	$1,731,451	54,463		$1,759,525	60,539

Interest-Bearing Liabilities
Deposits	$1,229,965	4,217	0.46%	$1,264,579	7,513	0.79%
Borrowings	121,548	1,792	1.97%	150,413	2,220	1.97%
Total Interest-Bearing Liabilities	1,351,513	6,009	0.59%	1,414,992	9,733	0.92%
Noninterest-bearing deposits	192,100			164,047
Other liabilities	19,372			16,657
Shareholders' equity	168,466			163,829
Total Liabilities and
Shareholders' Equity	$1,731,451	6,009		$1,759,525	9,733
Net Interest Income		$48,454			$50,806
Net Interest Margin			4.11%			4.21%
Interest Rate Spread			4.03%			4.09%

FINANCIAL SUMMARY

	2012			2011
	Third	Second	First	Fourth	Third
	Quarter	Quarter	Quarter	Quarter	Quarter
Period-End Balances (Dollars in thousands)
Assets	$1,713,909	$1,748,436	$1,745,968	$1,734,564	$1,702,660
Loans held for investment	1,168,747	1,162,630	1,173,671	1,200,070	1,217,058
Loans held for sale	7,074	5,741	7,676	7,851	6,894
Investment securities	387,376	388,968	394,904	337,811	295,461
Earning assets	1,573,843	1,593,275	1,581,981	1,572,095	1,549,932
Noninterest-bearing deposits	184,942	192,066	211,246	172,351	167,689
Savings deposits	44,990	45,371	44,118	40,876	40,097
NOW accounts	429,792	431,390	444,439	441,292	423,258
Money market accounts	350,189	374,217	383,256	370,773	363,340
Time deposits	379,823	406,153	366,135	393,384	401,287
Interest-bearing liabilities	1,368,768	1,367,905	1,348,722	1,379,799	1,347,756
Shareholders' equity	139,365	169,551	167,046	163,387	167,278

Asset Quality Data (Dollars in thousands)
Nonperforming loans:
Commercial nonaccrual loans, not restructured	$12,411	$10,331	$17,905	$15,773	$17,477
Commercial nonaccrual loans which
have been restructured	5,092	8,243	8,116	7,489	9,870
Non-commercial nonaccrual loans, not restructured	4,418	8,195	10,038	9,569	8,789
Non-commercial nonaccrual loans which
have been restructured	1,007	2,616	990	283	133
Total nonaccrual loans	22,928	29,385	37,049	33,114	36,269
Loans past due 90 days or more and
still accruing	6	65	29	14	26
Accruing restructured loans	4,760	5,230	6,633	7,406	7,167
Total nonperforming loans	27,694	34,680	43,711	40,534	43,462
Other real estate owned	10,465	24,491	30,032	30,587	26,469
Total nonperforming assets	$38,159	$59,171	$73,743	$71,121	$69,931
Restructured loans, performing	1,296	2,443	3,101	4,888	4,577
Net chargeoffs	19,096	5,047	4,369	3,153	3,736
Allowance for credit losses	35,016	25,231	27,918	28,844	27,750
Allowance for credit losses to loans held for investment	3.00%	2.17%	2.38%	2.40%	2.28%
Nonperforming loans to loans held for investment	2.37	2.98	3.72	3.38	3.57
Nonperforming assets to total assets	2.23	3.38	4.22	4.10	4.11
Nonperforming loans to total assets	1.62	1.98	2.50	2.34	2.55
Net chargeoff percentage (annualized)	6.52	1.73	1.48	1.03	1.20
Allowance for credit losses to nonperforming loans	126.44	72.75	63.87	71.16	63.85

Loans identified as impaired	$22,644	$32,955	$35,043	$32,591	$33,827
Other nonperforming loans	5,050	1,725	8,668	7,943	9,635
Total nonperforming loans	27,694	34,680	43,711	40,534	43,462
Performing classified loans	46,842	71,673	75,282	87,959	92,327
Total classified loans	$74,536	$106,353	$118,993	$128,493	$135,789
Other real estate owned	10,465	24,491	30,032	30,587	26,469
Total classified assets	$85,001	$130,844	$149,025	$159,080	$162,258
Classified ratio	48.10%	63.24%	72.09%	77.59%	79.89%
Total capital (bank)	$176,729	$206,901	$206,723	$205,019	$203,109

Gross loan chargeoffs, and writedowns and losses
on other real estate owned to peak loans
during the credit cycle beginning January 1, 2007:	2007	2008	2009	2010	2011	2012	TOTAL
Gross loan chargeoffs
Commercial	$5,052	$5,046	$11,232	$9,052	$5,045	$11,698	$47,125
Real estate - construction	825	7,339	12,227	5,379	3,985	7,014	36,769
Real estate - mortgage	1,300	5,012	10,110	7,260	6,822	10,411	40,915
Consumer	2,235	5,071	4,925	2,829	1,358	848	17,266
Other	—	—	—	6,200	1,387	3	7,590
Total gross loan chargeoffs	$9,412	$22,468	$38,494	$30,720	$18,597	$29,974	$149,665
Other real estate owned writedowns and losses	4,001	3,571	1,294	5,508	5,238	14,571	34,183
Total chargeoffs, writedowns and losses	$13,413	$26,039	$39,788	$36,228	$23,835	$44,545	$183,848

Peak loans at September 30, 2008							$1,626,504
Chargeoffs, writedowns and losses to peak loans							11.30%

FINANCIAL SUMMARY

	Three Months Ended September 30		Nine Months Ended September 30

	2012	2011	2012	2011
Income Statement Data
(Dollars in thousands, except share data)
Interest income:
Loans	$14,084	$16,121	$43,587	$50,052
Investment securities	3,247	3,337	10,565	10,167
Other	10	20	30	44
Total interest income	17,341	19,478	54,182	60,263
Interest expense:
Deposits	1,088	2,252	4,217	7,513
Borrowings from the FHLB	232	275	760	907
Other	343	329	1,032	1,313
Total interest expense	1,663	2,856	6,009	9,733
Net interest income	15,678	16,622	48,173	50,530
Provision for credit losses	28,881	3,445	34,684	12,539
Net interest income after provision for credit losses	(13,203)	13,177	13,489	37,991
Noninterest income:
Retail banking	2,308	2,457	6,888	7,511
Mortgage banking services	732	395	1,848	1,088
Wealth management services	645	702	1,800	1,873
Gain on sale of investment securities	3	65	3	2,026
Writedowns and loss on sale of real estate
acquired in settlement of loans	(10,587)	(799)	(14,571)	(3,871)
Bank-owned life insurance	326	303	1,171	1,015
Other	171	177	468	592
Total noninterest income	(6,402)	3,300	(2,393)	10,234
Noninterest expense
Personnel	7,513	7,857	21,800	22,498
Occupancy	2,155	983	4,183	3,043
Furniture and equipment	832	896	2,495	2,784
Technology and data processing	1,039	960	3,074	2,970
Legal and professional	858	664	2,219	2,032
FDIC insurance	444	600	1,326	2,027
Real estate acquired in settlement of loans	479	451	1,002	1,233
Other	3,225	2,482	7,786	7,278
Total noninterest expense	16,545	14,893	43,885	43,865
Income (loss) before income taxes	(36,150)	1,584	(32,789)	4,360
Income tax expense (benefit)	(3,700)	501	(2,771)	1,125
Net income (loss)	(32,450)	1,083	(30,018)	3,235
Dividends and accretion on preferred stock	(729)	(730)	(2,188)	(2,189)
Net income (loss) available to common shareholders	$(33,179)	$353	$(32,206)	$1,046
Net income (loss) per share - basic	$(2.12)	$0.02	$(2.06)	$0.07
Net income (loss) per share - diluted	$(2.12)	$0.02	$(2.06)	$0.06

Other Data

Return on average assets	(7.53)%	0.25%	(2.32)%	0.25
Return on average equity	(75.72)	2.60	(23.80)	2.64
Net yield on earning assets	4.02	4.20	4.11	4.21
Efficiency (excluding OREO items and securities gains)	71.08	69.92	67.83	68.09
Average loans to assets	67.95	71.86	68.00	73.27
Average loans to deposits	82.25	87.09	82.79	90.24
Average noninterest - bearing deposits
to total deposits	13.41	11.53	13.51	11.48
Average equity to assets	9.94	9.61	9.73	9.31
Total capital as a percentage of total risk weighted assets	12.07	14.66	12.07	14.66
Tangible common equity as a percentage
of total risk weighted assets	6.28	8.07	6.28	8.07

INVESTMENT PORTFOLIO

(Dollars in thousands)	As of September 30, 2012
		Gross	Gross				Average
	Amortized	Unrealized	Unrealized	Estimated	Average		Duration
	Cost	gain	loss	Fair value	Yield (%)		(years)
US Treasury	$19,999	$—	$—	$19,999	0.05%		0.06
US Agency	36,996	135	—	37,131	1.74		0.41
Mortgage backed securities	23,963	2,569	—	26,532	5.28		2.40
Collateralized mortgage obligations	11,579	252	(1)	11,830	5.66		1.70
Commercial mortgage backed securities	53,960	2,196	(126)	56,030	3.34		3.54
Covered bonds	44,915	3,853	—	48,768	3.68		3.71
Corporate bonds	150,578	4,978	(1,807)	153,749	3.26		3.51
Municipal obligations	18,048	779	—	18,827	6.21	*	4.27
Federal Home Loan Bank stock	7,874	—	—	7,874
Other	5,775	861	—	6,636
Total	$373,687	$15,623	$(1,934)	$387,376	3.35	*	2.93

*	Fully taxable equivalent basis

COMMON STOCK DATA

	2012			2011
	Third	Second	First	Fourth	Third
	Quarter	Quarter	Quarter	Quarter	Quarter

Market value:
End of period	$4.84	$4.38	$4.79	$3.87	$3.90
High	5.00	4.94	4.91	4.20	4.99
Low	3.74	3.88	3.71	3.30	3.53
Book value	5.56	7.48	7.32	7.09	7.34
Tangible book value	5.35	7.27	7.09	6.85	7.09
Average shares outstanding	15,655,868	15,655,868	15,655,868	15,655,868	15,655,868
Average diluted shares outstanding	15,655,868	16,465,346	16,299,152	16,163,509	16,467,550

NON-GAAP MEASURES

Pre-tax, pre-securities gains and
pre-credit related operating income
(also excludes one-time adjustments)

	Three Months Ended September 30		Nine Months Ended September 30

	2012	2011	2012	2011

Net income	$(32,450)	$1,083	$(30,018)	$3,235
Income taxes	(3,700)	501	(2,771)	1,125
Less gain on sale of investment securities	(3)	(65)	(3)	(2,026)
Less one-time expense adjustments	1,949	—	1,949	—
Real estate acquired in settlement of loans expense	479	451	1,002	1,233
Writedowns and loss on sale of real estate
acquired in settlement of loans	10,587	799	14,571	3,871
Provision for credit losses	28,881	3,445	34,684	12,539
Pre-tax, pre-securities gains and
pre-credit related operating income	$5,743	$6,214	$19,414	$19,977

Operating efficiency percentage

	Three Months Ended September 30		Nine Months Ended September 30

	2012	2011	2012	2011

Total noninterest expense	$16,545	$14,893	$43,885	$43,865
Less one-time expense adjustments	(1,949)	—	(1,949)	—
Less real estate acquired in settlement of loans expense	(479)	(451)	(1,002)	(1,233)
Numerator for calculation of operating efficiency (A)	$14,117	$14,442	$40,934	$42,632

Net interest income	$15,678	$16,622	$48,173	$50,530
Total noninterest income	(6,402)	3,300	(2,393)	10,234
Less gain on sale of investment securities	(3)	(65)	(3)	(2,026)
Writedowns and loss on sale of real estate
acquired in settlement of loans	10,587	799	14,571	3,871
Denominator for calculation of operating efficiency (B)	$19,860	$20,656	$60,348	$62,609

Operating efficiency percentage (A/B)	71.08%	69.92%	67.83%	68.09%